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202-239-3300

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www.alston.com

David J. Baum                                     Direct Dial: 202-239-3346                              E-mail: david.baum@alston.com

August 2, 2019

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Preliminary Proxy Statement on Schedule 14A – Balter European L/S Small Cap Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Balter European L/S Small Cap Fund (the “Fund”), accompanying this letter for filing under the Securities Exchange Act of 1934, as amended, pursuant to Section 14(a) thereunder, is a copy of the Fund’s Preliminary Proxy Statement and related materials on Schedule 14A (“Preliminary Proxy Statement”). As described in the attached Preliminary Proxy Statement, the purpose of the shareholder meeting is to seek shareholder approval of F/m Investments, LLC (“F/m”) as the Fund’s new adviser, replacing the Fund’s current adviser, Balter Liquid Alternatives, LLC, and re-approving S.W. Mitchell Capital (“SWMC”), the Fund’s current sub-adviser, as sub-adviser to the Fund.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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